Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

2 May 2016

JAPANESE PATENT GRANTS FOR IMP321 IN CANCER

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, the “Company”) announces the granting of patent number 5908210 entitled “Use of Recombinant LAG-3 or the Derivatives thereof for Eliciting Monocyte Immune Response” by the Japanese Patent Office.

This patent relates to Prima’s IMP321 and its use either alone, or in combination, for immunotherapeutic or chemotherapeutic purposes to induce an increase in circulating monocyte numbers in order to protect against cancer. This patent will therefore support the use of IMP321 as it is being used in Prima’s AIPAC trial in metastatic breast cancer. Patent expiry is expected to be 3rd of October 2028.

About Prima BioMed

Prima BioMed is a globally active biotechnology company positioned to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian Securities Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

U.S. Investors:

Mr Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0100; mgregorowski@citadelmagnus.com

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889